Exhibit 23

Consent of Independent Registered Public Accounting Firm

The M&T Bank Employee Benefit Plans Committee and Participants of the People’s United Bank, N.A. 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (no. 333-140865) of People’s United Financial, Inc. of our report dated June 28, 2022 with respect to the statements of net assets available for plan benefits of the People’s United Bank, N.A. 401(k) Employee Savings Plan as of December 31, 2021 and 2020, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021 which report appears in the December 31, 2021 annual report on Form 11-K of the People’s United Bank, N.A. 401(k) Employee Savings Plan.

/s/ McSoley McCoy & Company

South Burlington, Vermont

June 28, 2022